SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212-735-2588
DIRECT FAX
917-777-2588
EMAIL ADDRESS
RCHILSTR@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA


06010033

December 30, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549



Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on December 30, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Dlw 1/3


Wolters Kluwer
Tax, Accounting & Legal

PRESS RELEASE

Contact:

Leslie Bonacum
Director, Corporate Communications
Wolters Kluwer Tax, Accounting & Legal
+ 1 847-267-7153
mediahelp@cch.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Tax, Accounting & Legal Acquires Best Case Solutions, Inc.

(Riverwoods, Ill., December 30, 2005) - Wolters Kluwer Tax, Accounting & Legal, a division of Wolters Kluwer, announced today that is has acquired the assets of Best Case Solutions, Inc. and that the company's market-leading *Best Case Bankruptcy* software and services will become part of the Wolters Kluwer Law & Business unit. Terms of the agreement were not disclosed.

Wolters Kluwer Law & Business is a leading provider of research products and workflow tools in key specialty areas for legal and business professionals. Best Case Solutions, based in Evanston, Ill., with annual revenues (2005) of approximately €4.08 million and 16 employees, is the market leader in bankruptcy form preparation and filing software for law firms representing personal and corporate debtors.

Since its formation in 1993, Best Case Solutions has focused on serving law firms that represent consumer debtors in bankruptcy with *Best Case Bankruptcy* software, a Windows desktop application used to prepare and file bankruptcy forms and schedules. With a record of superior product dependability, technology leadership and outstanding customer service, *Best Case Bankruptcy* is the premier workflow tool of its kind in the market.

"Wolters Kluwer has a long history of providing authoritative bankruptcy research resources under the CCH and Aspen Publishers brand names," said Wolters Kluwer Law & Business Vice President Stacey Caywood. "The addition of the market-leading *Best Case Bankruptcy* to our portfolio further extends our leadership in this specialty area and provides legal professionals with a single source for the first choice in bankruptcy information and workflow solutions."

"We are very pleased that Best Case Solutions is now part of the Wolters Kluwer family of highly respected resources for legal professionals," said Best Case founder, owner and CEO John Mancini, who will join the Wolters Kluwer Law & Business group. "Many of our customers already use CCH and Aspen for bankruptcy research and will benefit from being able to rely on one trusted provider to meet a wider range of their needs."

About Wolters Kluwer Tax, Accounting & Legal
Wolters Kluwer Tax, Accounting & Legal is a leading provider of tax, legal and regulatory information for professionals. Major brands include CCH Tax Compliance, CCH Publishing and Aspen Publishers. Wolters Kluwer Tax, Accounting & Legal has annual revenues (2004) of €596 million and is a Division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands (www.wolterskluwer.com). Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.